Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Third Quarter and First Nine Months of 2018

  NINE MONTHS NET PROFIT OF €27.0 MILLION, DERIVING FROM THE FINALIZATION OF THE AGREEMENT WITH KUKA
  SALES AFFECTED BY WEAK WHOLESALE BUSINESS AND UNFAVORABLE EXCHANGE RATES
  COMPANY’S DIRECT RETAIL OPERATIONS CONTINUE TO IMPROVE
  NINE MONTHS OPERATING MARGINS AFFECTED BY LOWER SALES AND RAW MATERIALS INCREASE, SLIGHTLY IMPROVED IN Q3
  IFRS STANDARDS FIRST ADOPTION FROM FULL YEAR 2018

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 30, 2018--The Board of Directors of Natuzzi S.p.A. today approved its 2018 third quarter and first nine months consolidated financial results.

2018 First nine months results

Consolidated net sales for the first nine months 2018 were €318.5 million, down 2.9% from 2017 same period. Under constant exchange rates, they would have been €331.3 million, or up 1.0%.

Upholstery and furnishings total net sales were €298.4 million, down 2.9% from last year same period, but up 1.3% under constant exchange rates.

Upholstery net sales decreased by 5.2% at €270.4 million over the first nine months of 2017 (or down 1.1% under constant exchange rates), partially offset by the 27.0% increase in furnishings sales (or up 31.8% excluding the currency effect).

Our furnishings offering, representing 24.1% of our Natuzzi Italia net sales, continues to grow and represents a fundamental part of our branded strategy.

Natuzzi

The Natuzzi division sales includes Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi.

Nine months net sales of this division were €227.5 million, flat versus 2017 same period. Under constant exchange rates they would have been up 4.4%.

Natuzzi Italia net sales increased by 9.5% over 2017 comparable period (or by 14.1% under constant exchange rates) and today represents 34.8% of the entire Group’s core business.

Natuzzi Direct retail

Following the execution of the partnership in China, the 11 Natuzzi Edition Directly Operated Stores (“DOS”) were transferred and, consequently, are no longer considered. Therefore, the following direct retail division numbers are displayed accordingly.

Today, the Directly Operated points of sale are 76, of which 38 DOS Natuzzi Italia, 18 DOS Divani&Divani by Natuzzi and 20 Natuzzi Italia concessions.

During the first nine months of 2018, net sales generated by the direct retail division were €40.3 million, up 19.0% over the same period of last year (or +27.2% under constant exchange rates).

We reported positive sales numbers in the USA (+47.1%), Spain (+11.2%) and Switzerland (+6.5%). Sales in Italy decreased by 1.9% due to more promotional sales in third quarter. Sales from our UK-based points of sale decreased by 22.1% mainly due to the rationalization activity still in progress in that region. In 2019, we will continue to restructure the UK direct retail business. We understand that the concessions do not represent the UK ideal business model.

The recently opened Natuzzi Italia stores in USA (Chicago, Costa Mesa California, King of Prussia in Philadelphia, West Palm Beach) have reached the break-even in the third quarter of the year.

At the same time, we have also completed the turnaround of the recently acquired stores in Florida and Mexico.

The improvement of our retail network emerges also on a Like-For-Like basis. Our same-store network reported total sales of €31.3 million, increasing 4.5% from €29.9 million in 2017 comparable period. We will continue to fine-tune our retail business model so to improve the overall profitability.

Natuzzi wholesale

Sales from our Natuzzi wholesale division were €187.2 million, down 3.3% from €193.6 million in the first nine months of 2017. Under constant exchange rates, the Natuzzi wholesale division would have increased by 0.9%.

In 2019, we will focus on deploying the know-how and best practices of our retail business model toward our franchised business. The business model is based on store location in retail parks, store size, merchandising adequate to the demographics of the catchment area, marketing tools, retail ceremony excellence.

Softaly

Sales in this low-end segment were €70.9 million, down 11.2% from €79.9 million reported in 2017 same period, with a 7.0% increase in the Asia-Pacific region, a 2.4% decrease in the EMEA region and a 24.4% decrease in the Americas.

The business environment in which Softaly operates is characterized by increasing pressure on prices.

Therefore, this situation is leading us to carefully reconsider our overall approach to this part of the business.

Gross margin

During the first nine months of 2018, the consolidated gross margin was equal to 31.6% (or 32.7% at constant exchange rates), versus 30.5% in 2017 same period (or 33.3% after excluding the accrual made last year for legal risks).

The gross margin in the period was affected by unfavorable currency movements and increasing prices in some raw materials. In this regard, the upward trend in consumption incidence on sales experienced during 2017 has reverted during the first three quarters of 2018.

In addition, we had an increase in labor cost that passed from 18.5% in 2017 comparable period (net of the accrual made last year), to 19.6% also due to extra costs to respect the delivery terms required by our customers.

SG&A

In spite of continued investments in the commercial organization, “Other SG&A” expenses decreased both in absolute terms and as a percentage of sales as compared to 2017 first nine months, passing from €73.1 million (or 22.3% on sales) to €67.9 million (or 21.3% as a percentage on sales), mainly following our cost-reduction program and partially favored by exchange rates.

First nine months 2018 net Results

During the first nine months of 2018, the Group reported an operating loss of €15.2 million compared to €23.3 million in the same period of 2017.

As a result of the extraordinary income resulting from the positive conclusion of the partnership agreement in China, Natuzzi Group’s net profit was €27.0 million for 2018 nine months.

2018 Third Quarter results

Consolidated net sales for the third quarter of 2018 were €92.7 million, down 3.2% from €95.8 million in the same period of 2017.

The Company reported a quarterly net operating loss of €7.2 million versus a net operating loss of €8.6 million in the third quarter of 2017.

On July 27, 2018, the partnership agreement with KUKA group was finalized. Consequently, the Company accounted extraordinary income for a total of €52.5 million, of which:

i)	€44.8 million included in the “Financial Income/(Cost), Net” item, as net consideration for:
a) the capital gain on disposal of shares from the Company to KUKA group and
b) the revaluation of the residual 49% of investment in the Chinese vehicle due to the capital contribution made by KUKA Group;
ii)	and €7.7 million included in the “Other Income/(Cost), Net” item as a net capital gain on disposal of perpetual and exclusive right to use the trademark in China.

Natuzzi S.p.A. and its Subsidiaries reported a net profit of €39.3 million, from a net loss of €10.9 million in the same quarter of 2017.

IFRS adoption

The Company announces that its Board of Directors has resolved to voluntarily adopt International Financial Reporting Standards (IFRS) for its consolidated financial statements from the fiscal year ending December 31, 2018, in place of the Italian Generally Accepted Accounting Principles (ITA-GAAP) currently adopted.

Chairman and CEO Pasquale Natuzzi commented: “Over the years, in response to the generalized delocalization of production in low-cost Countries, we have built an Italian lifestyle brand, Natuzzi, that has allowed us to differentiate ourselves in the pure price-based competitive arena. This has meant for us significant investments in the product, marketing, organization and retail structure, that have not been adequately returned, yet. However, positive results are emerging from the execution of the retail and branded strategy.

The recent deal with KUKA is a clear evidence that we have created value.

Then, our high-end offering, Natuzzi Italia, continues to grow.

Behind the DOS productivity improvement there are the activities to continuously fine-tune the retail business model.

Now it is time to capitalize all the efforts made to build the brand, the retail organization and the appropriate retail business model. In 2019, we will focus on the deployment of such know-how toward the franchised business, which still represents the majority of our sales”.

Mr. Natuzzi continued: “Our unbranded business continues to suffer. We have been making a specific screening on such business with the aim of reducing the overall complexity, improving the quality of sales and enhancing profitability from the current level.

We are also aware that 2018 figures so far embody some inefficiencies in the supply chain. We have identified the main reasons for that and started a revision of the production and logistic processes with the aim of recovering efficiency in our plants.

Lastly, the current discussions surrounding the application of tariffs on home furnishing products manufactured in China for the US markets generates uncertainty. We do not know what the final decision on tariffs will be like. Nevertheless, we are already actively working on finding alternative solutions that leverage on our international footprint.”

Mr. Natuzzi concluded: “In October and November 2018, we have already improved our supply chain efficiency and we expect better sales and results than third quarter. These improvements must continue in 2019 where we will focus on supply chain efficiency improvement, enhancement of retail and wholesale business profitability along with a tight control of costs”.

“Natuzzi brand presentation” will be available on Monday, December 3, 2018 from 07:00 a.m. U.S. Eastern Time (or 01:00 p.m. Italian time) at the following link:

http://www.natuzzigroup.com/en-EN/ir/presentation.html

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the most recent Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the third quarter 2018 & 2017 on the basis of Italian GAAP (expressed in millions Euro)

	Three months ended on:		Change	Percentage of Sales
	30-Sep-18	30-Sep-17%		30-Sep-18	30-Sep-17

Upholstery net sales	78.5	82.6	-4.9%	84.6%	86.2%
Furnishings net sales	7.9	6.6	20.2%	8.5%	6.9%
Other sales	6.4	6.6	-4.2%	6.9%	6.9%
Total Net Sales	92.7	95.8	-3.2%	100.0%	100.0%

Consumption (*)	(38.9)	(40.8)	-4.8%	-41.9%	-42.6%
Labor	(18.8)	(19.3)	-2.8%	-20.2%	-20.1%
Industrial Costs	(6.4)	(7.0)	-7.7%	-6.9%	-7.3%
of which: Depreciation, Amortization	(2.0)	(2.0)	-1.6%	-2.1%	-2.1%
Cost of Sales	(64.1)	(67.1)	-4.5%	-69.1%	-70.1%

Gross profit	28.7	28.7	-0.1%	30.9%	29.9%

Selling Expenses	(14.6)	(14.3)	1.7%	-15.7%	-14.9%
Transportation	(9.1)	(8.7)	5.3%	-9.8%	-9.0%
Commissions	(2.3)	(1.4)	58.2%	-2.5%	-1.5%
Advertising	(3.2)	(4.2)	-25.0%	-3.4%	-4.4%

Other Selling and G&A	(21.3)	(22.9)	-7.2%	-23.0%	-24.0%
of which: Depreciation, Amortization	(0.9)	(1.0)	-7.2%	-1.0%	-1.0%

Operating income/(loss)	(7.2)	(8.6)		-7.8%	-8.9%

Financial Income/(Cost), Net	43.8	(1.2)
Foreign Exchange, Net	0.1	0.7
Other Income/(Cost), Net	7.7	0.0
Net Income/(loss) before income taxes	44.4	(9.0)		47.9%	-9.4%

Income taxes	(5.2)	(1.9)		-5.7%	-2.0%

Net Income/(loss)	39.2	(10.9)		42.2%	-11.4%

(Net income)/loss attributable to non-controlling interest	0.1	0.0

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	39.3	(10.9)		42.3%	-11.4%

Net income (loss) per Ordinary Share	0.72	(0.20)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first nine months of 2018 & 2017 on the basis of Italian GAAP (expressed in millions Euro)

	Nine months ended on		Change	Percentage of Sales
	30-Sep-18	30-Sep-17%		30-Sep-18	30-Sep-17

Upholstery net sales	270.4	285.3	-5.2%	84.9%	87.0%
Furnishings net sales	28.0	22.0	27.0%	8.8%	6.7%
Other sales	20.1	20.6	-2.2%	6.3%	6.3%
Total Net Sales	318.5	327.9	-2.9%	100.0%	100.0%

Consumption (*)	(136.0)	(135.5)	0.4%	-42.7%	-41.3%
Labor	(62.5)	(70.0)	-10.6%	-19.6%	-21.3%
Industrial Costs	(19.3)	(22.6)	-14.4%	-6.1%	-6.9%
of which: Depreciation, Amortization	(6.1)	(6.9)	-11.6%	-1.9%	-2.1%
Cost of Sales	(217.8)	(228.0)	-4.5%	-68.4%	-69.5%

Gross profit	100.6	99.9	0.8%	31.6%	30.5%

Selling Expenses	(48.0)	(50.1)	-4.2%	-15.1%	-15.3%
Transportation	(30.7)	(29.5)	4.1%	-9.6%	-9.0%
Commissions	(7.2)	(6.7)	6.3%	-2.3%	-2.1%
Advertising	(10.1)	(13.9)	-26.9%	-3.2%	-4.2%

Other Selling and G&A	(67.9)	(73.1)	-7.1%	-21.3%	-22.3%
of which: Depreciation, Amortization	(2.8)	(2.8)	-1.8%	-0.9%	-0.9%

Operating income/(loss)	(15.2)	(23.3)		-4.8%	-7.1%

Financial Income/(Cost), Net	41.4	(3.5)
Foreign Exchange, Net	(2.2)	2.0
Other Income/(Cost), Net	10.0	1.7
Net Income/(loss) before income taxes	34.0	(23.2)		10.7%	-7.1%

Income taxes	(7.0)	(2.8)		-2.2%	-0.9%

Net Income/(loss)	27.0	(26.0)		8.5%	-7.9%

(Net income)/loss attributable to non-controlling interest	(0.0)	0.4

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	27.0	(25.6)		8.5%	-7.8%

Net income (loss) per Ordinary Share	0.49	(0.47)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	30-Sep-18	31-Dec-17

Current assets:
Cash and cash equivalents	53.6	55.0
Marketable debt securities	0.0	0.0
Trade receivables, net	55.4	46.9
Other receivables	19.1	18.7
Inventories, net	77.5	80.3
Unrealized foreign exchange gains	0.2	0.3
Prepaid expenses and accrued income	1.3	1.0
Deferred income taxes	0.9	0.6
Total current assets	208.0	202.9

Non-current assets:
Property plant and equipment, net	103.5	107.9
Intangible assets, net	1.8	2.0
Goodwill, net	3.4	3.5
Investment in affiliates	16.5	0.0
Trade receivables, net	0.0	0.0
Other non-current assets	1.2	1.4
Total non-current assets	126.5	114.9

TOTAL ASSETS	334.5	317.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	22.0	19.7
Current portion of long-term debt	11.3	4.8
Accounts payable-trade	64.7	76.0
Accounts payable-other	30.0	29.8
Accounts payable-shareholders for dividends	0.1	0.0
Unrealized foreign exchange losses	0.9	0.3
Income taxes	1.3	1.3
Deferred income taxes	0.0	0.0
Salaries, wages and related liabilities	17.2	15.7
Total current liabilities	147.5	147.7

Long-term liabilities:
Employees' leaving entitlement	17.1	17.2
Long-term debt	11.1	20.9
Deferred income taxes	0.0	0.0
Deferred income for capital grants	7.4	6.8
Deferred income for use of Natuzzi trademark in Great China	7.3	0.0
Other liabilities	12.0	16.7

Total long-term liabilities	55.0	61.6

Minority interest	1.6	2.0

Shareholders' equity:
Share capital	54.9	54.9
Reserves	11.5	11.5
Additional paid-in capital	0.0	0.0
Retained earnings	64.0	40.1

Total shareholders' equity	130.3	106.4

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	334.5	317.8

Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)	30-Sep-18	31-Dec-17
Cash flows from operating activities:
Net result	27.0	(31.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8.9	12.8
Other non monetary costs (revenues)	(59.3)	(2.7)
One-time termination benefit accruals	0.0	0.0
Receivables, net	(10.6)	10.4
Inventories	1.9	(3.2)
Accounts payable	(5.3)	10.1
Other changes in assets and liabilities	7.3	7.8
One time termination benefit payment	(1.3)	(8.3)
Total adjustments	(58.4)	26.9

Net cash generated/(used) by operating activities	(31.4)	(4.9)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6.4)	(6.6)
Disposals	0.0	(0.1)
Intangible asset: use of Natuzzi trademark in Great China	13.4	0.0
Government grants received	0.0	0.0
Dividends paid to minority interests	(0.3)	(1.3)
Purchase of business, net of cash acquired	0.0	(3.6)
Disposal/devaluation of business	24.5	0.0

Net cash generated/(used) by investing activities	31.2	(11.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	0.0	12.5
Repayments	(3.2)	(4.7)
Bank overdrafts	2.3	1.5
Net cash generated/(used) by financing activities	(1.0)	9.3

Effect of translation adjustments on cash	(0.3)	(2.6)

Increase (decrease) in cash and cash equivalents	(1.5)	(9.9)

Cash and cash equivalents, beginning of the year	55.0	65.0

Cash and cash equivalents, end of the period	53.6	55.0

CONTACT:
FOR INFORMATION:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	NOVEMBER 30, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi